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Rule 424(b)(2)
Registration No. 333-60474

PRICING SUPPLEMENT NO. 190 dated December 14, 2004
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series G
Due Nine Months or More From the Date of Issue

CUSIP No.:	52517PYL9
ISIN:	US52517PYL92
Specified Currency:	US Dollars
Principal Amount:	US$15,000,000.00
	Total		Per Note
Issue Price:	US$	15,000,000.00	100%
Agent's Commission:	US$	0.00	0%

Proceeds to Lehman Brothers Holdings:	US$	15,000,000.00	100%

        In addition, at the Original Issue Date specified below, Lehman Brothers Holdings may issue up to an additional $85,000,000.00 aggregate principal amount of Notes similar in all respects (including with respect to the Issue Price and the Agent's Commission specified above).

Agent:	Lehman Brothers Inc.
Agent's Capacity:	[ ] As agent	[X] As principal (See "Underwriting" below.)
Trade Date:	December 14, 2004
Original Issue Date:	December 29, 2004
Stated Maturity Date:
December 29, 2014, subject to Optional Redemption; provided that if such day is not a New York or London Business Day, then such day will be the following New York and London Business Day unless such day falls in the following month in which case it will be the preceding New York and London Business Day.
Amortizing Note:	[ ] Yes	[X] No
Amortization Schedule:	Not applicable
[ ] Fixed Rate Note
[X] Floating Rate Note	[ ] CD Rate

[    ] Commercial Paper Rate
[    ] Federal Funds Rate
[    ] LIBOR Telerate
[    ] LIBOR Reuters
[    ] Treasury Rate:    Constant Maturity [    ] Yes [    ] No
[    ] Prime Rate
[    ] J.J. Kenny Rate
[    ] Eleventh District Cost of Funds Rate
[X] Other: See "Interest Rate per Annum" below

Interest Rate per Annum:	From the Original Issue Date through March 28, 2005, 10.1%.
For each interest period from March 29, 2005 until the Stated Maturity Date, the greater of:
• 0%, or
• the Interest Rate per Annum relating to the immediately preceding Interest Payment Date, plus the applicable Spread, minus 6-Month LIBOR.
Spread:
From March 29, 2005 through December 28, 2005: 3.0%.
From December 29, 2005 through December 28, 2006: 3.5%.
From December 29, 2006 through December 28, 2007: 4.0%.
From December 29, 2007 through December 28, 2008: 5.0%.
From December 29, 2008 through December 28, 2009: 6.0%.
From December 29, 2009 through December 28, 2010: 7.0%.
From December 29, 2010 through December 28, 2011: 8.0%.
From December 29, 2011 until the Stated Maturity Date: 10.0%.
6-Month LIBOR:
Set in arrears each Interest Determination Date, the offered rates (British Banker Association) for deposits in U.S. dollars for a period of six months, commencing on such Interest Determination Date, which appears on Moneyline Telerate, on page 3750 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m., London time, on that Interest Determination Date. If 6-Month LIBOR cannot be determined on a Interest Determination Date as described above, then the Interest Rate Calculation Agent will determine 6-Month LIBOR based on quotations from five reference banks in the manner described in the Prospectus Supplement with respect to four major banks in the London interbank market, substituting "five" in each place "four" appears, for deposits in U.S. dollars for a period of six months, commencing on such Interest Determination Date.
Interest Determination Dates:	The 6-Month LIBOR rate for each interest period will be determined 5 London Business Days prior to the Interest Payment Date for that interest period.

Interest Payment Dates:
Each March 29, June 29, September 29, and December 29, commencing on March 29, 2005, subject to Optional Redemption; provided that if such day is not a New York or London Business Day, then such day will be the following New York and London Business Day unless such day falls in the following month in which case it will be the preceding New York and London Business Day, and provided further that the final Interest Payment Date for any Notes shall be the applicable maturity date.
New York Business Day:	Any day that is not a Saturday or a Sunday and that, in New York City, is not on a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.
London Business Day:	A day other than a Saturday or Sunday on which dealings in deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.
Interest Computation:	Interest will be computed on the basis of a 360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.
"Accrue to Pay":	[ ] Yes	[X] No
nterest Rate Calculation Agent:	Lehman Brothers Special Financing
Optional Redemption:
The Notes may be redeemed at the option of Lehman Brothers Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, from time to time on each Interest Payment Date, commencing on March 29, 2005. Notice of redemption will be given not less than five New York or London Business Days prior to the redemption date.
Optional Repayment:	Not applicable.
Extension of Maturity:	Not applicable.
Form of Note:	[X] Book-entry only (global)	[ ] Certificated
Depository:	The Depository Trust Company
Authorized Denominations:	$1,000.00 and whole multiples of $1,000.00
Issuer Rating:	Long-term senior unsecured debt of Lehman Brothers Holdings is currently rated A by Standard & Poor's Ratings Services, A1 by Moody's Investors Service and A+ by Fitch Ratings.

RISK FACTORS

        An investment in the Notes entails certain risks not associated with an investment in conventional fixed or floating rate medium-term notes. See "Risk Factors" generally in the Prospectus Supplement. You should consider the risk that the Interest Rate calculation provisions applicable to the Notes may result in less interest being payable on the Notes than on a conventional fixed rate debt security issued by Lehman Brothers Holdings at the same time. You should consider the risk that the interest rate you receive will decrease as 6-Month LIBOR increases, and increase as 6-Month LIBOR decreases, because the interest rates on the Notes after the first Interest Payment Date will be determined by adding a spread to the interest rate relating to the previous Interest Payment Date and subtracting 6-Month LIBOR. Generally, as market rates increase, the market value of fixed rate debt instruments will decrease. Because the interest rate on the Notes will decrease as 6-Month LIBOR increases, and may decrease to zero, in some circumstances where 6-Month LIBOR sets above the previous coupon plus the spread, the market value of the Notes can be expected to decrease to a much greater extent than the market rate of fixed rate notes if interest rates increase.

        The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the anticipated level and potential volatility of 6-Month LIBOR, the method of calculating 6-Month LIBOR, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings to redeem all or a portion of the Notes from time to time, the availability of comparable instruments and the aggregate principal amount of the Notes. The level of 6-Month LIBOR depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table, showing the historical level of 6-Month LIBOR in effect for the hypothetical Interest Determination Dates listed below, illustrates the variability of that rate:

Historical Levels of 6-Month LIBOR

Hypothetical LIBOR Observation Date	6-Month LIBOR	Hypothetical LIBOR Observation Date	6-Month LIBOR
March 30, 1987	6.688	March 29, 1996	5.500
June 29, 1987	7.438	July 1, 1996	5.750
September 29, 1987	8.375	September 30, 1996	5.719
December 29, 1987	7.875	December 30, 1996	5.594
March 29, 1988	7.125	April 1, 1997	5.969
June 29, 1988	8.000	June 30, 1997	5.906
September 29, 1988	8.812	September 29, 1997	5.844
December 29, 1988	9.438	December 29, 1997	5.906
March 29, 1989	10.812	March 30, 1998	5.750
June 29, 1989	9.188	June 29, 1998	5.781
September 29, 1989	9.125	September 29, 1998	5.250
December 29, 1989	8.312	December 29, 1998	5.158
March 29, 1990	8.688	March 29, 1999	5.052
June 29, 1990	8.375	June 29, 1999	5.622
October 1, 1990	8.250	September 29, 1999	5.959
December 31, 1990	7.562	December 29, 1999	6.130
March 29, 1991	6.562	March 29, 2000	6.520
July 1, 1991	6.438	June 29, 2000	7.012
September 30, 1991	5.625	September 29, 2000	6.760
December 30, 1991	4.250	December 29, 2000	6.204
March 30, 1992	4.562	March 29, 2001	4.710
June 29, 1992	4.125	June 29, 2001	3.909
September 29, 1992	3.312	October 1, 2001	2.540
December 29, 1992	3.688	December 31, 2001	1.981
March 29, 1993	3.375	April 1, 2002	2.330
June 29, 1993	3.500	July 1, 2002	1.950
September 29, 1993	3.375	September 30, 2002	1.710
December 29, 1993	3.500	December 30, 2002	1.380
March 29, 1994	4.188	April 1, 2003	1.226
June 29, 1994	5.250	June 30, 2003	1.119
September 29, 1994	5.750	September 29, 2003	1.180
December 29, 1994	7.000	December 29, 2003	1.212
March 29, 1995	6.438	March 29, 2004	1.160
June 29, 1995	6.000	June 29, 2004	1.940
September 29, 1995	5.938	September 29, 2004	2.169
December 29, 1995	5.500

        The historical experience of 6-Month LIBOR should not be taken as an indication of the future performance of 6-Month LIBOR during the term of the Notes. Fluctuations in the level of 6-Month LIBOR make the Notes' effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Contingent Payment Debt Instruments

        Lehman Brothers Holdings intends to treat the Notes as "contingent payment debt instruments." As such, Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment and will, upon written request, provide holders of Notes with a projected payment schedule. Under such characterization, holders of the Notes will accrue original issue discount based on the "comparable yield" of the Notes (generally, the rate at which Lehman Brothers Holdings would issue a fixed rate debt instrument with terms and conditions similar to the Notes), and if the actual payments made on the Notes differ from the projected payments, positive or negative adjustments will be made for such differences for tax purposes. In addition, any gain or loss on the sale, exchange or retirement of the Notes generally will be treated as ordinary income or loss.

        Based on the current interest rate environment, Lehman Brothers Holdings estimates that the comparable yield of the Notes would be an annual rate of approximately 5.22%, compounded quarterly. Lehman Brothers Holdings will not determine the actual comparable yield of the Notes, however, until they are issued. Any positive adjustment, for the amount by which an actual payment exceeds a projected contingent payment, will be treated as additional interest. Negative adjustments will be treated as follows: (i) first, any negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, any negative adjustments that exceed the amount of interest accrued in the current year will be treated as ordinary loss to the extent that the holder's total interest inclusions exceed the total amount of net negative adjustments treated as ordinary loss in prior taxable years, and (iii) third, any excess negative adjustments will be carried forward to offset future income or amount realized on disposition.

        Holders of Notes can obtain the comparable yield of the Notes and the projected payment schedule by submitting a written request for them to Lehman Brothers Holdings at the following address (which replaces the address provided in the accompanying Prospectus):

Controller's Office Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, New York 10019 (212) 526-7000

        By purchasing a Note, a holder agrees to be bound by the determination of Lehman Brothers Holdings of the comparable yield and the projected payment schedule. For United States federal income tax purposes, a holder of Notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the Notes. The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder's original issue discount and adjustments thereof in respect of the Notes and do not constitute a projection or representation regarding the actual amount of the payments on a Note.

        For a general discussion of the tax consequences associated with contingent payment debt instruments, see "United States Federal Income Tax Consequences—Debt Securities—Consequences to United States Holders—Contingent Payment Debt Securities" in the Prospectus.

        It is possible that the Notes may be taxed in some manner other than that described above. A different treatment from that described above could affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws.

Certain Other United States Federal Income Tax Consequences

        A summary of certain United States federal income tax consequences that will apply to holders of debt securities is set forth under "United States Federal Income Tax Consequences—Debt Securities" in the Prospectus. Holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under "United States Federal Income Tax Consequences—Debt Securities—Information Reporting and Backup Withholding—United States Holders" has been reduced to 28% for payments made through 2010, after which time the rate will revert back to 31% absent Congressional action.

        In addition, the sections below replace the summaries set forth in the Prospectus under "United States Federal Income Tax Consequences—Debt Securities—Consequences to Non-United States Holders—United States Federal Estate Tax" and "United States Federal Income Tax Consequences—Debt Securities—Information Reporting and Backup Withholding—Non-United States Holders."

Consequences to Non-United States Holders

  United States Federal Estate Tax

        Your estate will not be subject to United States federal estate tax on debt securities beneficially owned by you at the time of your death provided that:

  •
  any payment to you on the debt securities would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under "United States Federal Income Tax Consequences—Debt Securities—Consequences to Non-United States Holders—United States Federal Withholding Tax," without regard to the certification requirements of the fourth bullet point; and

  •
  interest on those debt securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

Information Reporting and Backup Withholding

  Non-United States Holders

        If you are a non-United States holder of debt securities, Lehman Brothers Holdings must report annually to the IRS and to you the amount of payments Lehman Brothers Holdings makes to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will not be subject to backup withholding regarding payments Lehman Brothers Holdings makes to you provided that Lehman Brothers Holdings does not have actual knowledge or reason to know that you are a United States person and Lehman Brothers Holdings has received from you the statement described above in the fourth bullet point under "United States Federal Income Tax Consequences—Debt Securities—Consequences to Non-United States Holders—United States Federal Withholding Tax."

        In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a debt security made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

        Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase, the principal amount of the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken.

        The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

        The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

        The Agent has agreed that it will, to the best of its knowledge, only offer or sell the Notes in compliance with the laws and regulations in any jurisdiction applicable to such offer or sale and it has not taken and will not take any action in any jurisdiction, other than the United States, that would permit a public offering of the Notes, or possession or distribution of any prospectus or any amendment or supplement thereto or any offering or publicity material relating to the Notes, in any country or jurisdiction where action for that purpose is required.

        The Agent has represented and agreed that:

  •
  it and each of its affiliates have not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of the period of six months from the issue date of the Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995;

  •
  it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Lehman Brothers Holdings; and

  •
  it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

        The Agent has separately further agreed that the Notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement, the accompanying prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

        It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

        Lehman Brothers Holdings has agreed to indemnify the Agent against certain liabilities under the Securities Act of 1933, as amended, as described in the accompanying Prospectus Supplement.

        Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and Prospectus.

Lehman Brothers Holdings Inc.
By:	/s/ PAOLO TONUCCI Name: Paolo Tonucci Title: Authorized Officer

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LEHMAN BROTHERS HOLDINGS INC. Medium-Term Notes, Series G Due Nine Months or More From the Date of Issue
RISK FACTORS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
UNDERWRITING